INVEST IN **LUMINA**

Lumina is building the smart home office

PITCH VIDEO INVESTOR PANEL



LUMINA
Lumina is building the smart home office
LUMINA
Community Round

getlumina.com Austin TX

Technology | Hardware | Artificial Intelligence | B2C | Ai

LEAD INVESTOR



Eric Ries Author, The Lean Startup Founder, LTSE

The pandemic showed everyone how important this category of products and also how bad the incumbent offerings are. I've enjoyed watching Raymond and the whole team execute really well, build a solid product, validate customer demand, and create a real business. Check out the revenue runrate after only a few months. But what impressed me the most is their expansive vision. I expect they will use the same rapid learning and building skills on many future products beyond just webcams. Oh, and on top of all that, I'm a happy customer. My Lumina cameras happily compete with my multi-thousand-dollar DSLR setup but are small enough to fit in my laptop bag. The software gets better every few weeks as they learn and refine. The packaging and finishes are nice enough that I can give the camera as a gift. Great team, huge category, sloppy incumbents, solid product. It made for a pretty easy investment decision, honestly.

Invested $25,000 this round

Highlights

1. CEO previously built $100M co without VC capital
2. 🚀 $3M run rate in just 5 months, growing 20% MoM
3. 😁 Rated 4.6 / 5 from 3000+ beta customers
4. 💸 400% valuation growth in 10 months
5. 📈 On track to hit $25M run rate by EOY (not guaranteed)
6. Backed & advised by Eric Ries (author of Lean Startup)

Our Team



Raymond Lei Cofounder + CEO

Multi-time founder. Bootstrapped a $100M+ company. UC Berkeley dropout. Passionate about ecommerce, entrepreneurship, and globalization.

Mike and I started Lumina because we believe the remote work transition is one of the most important things happening this decade. People are now spending 10 hours per day in their home office - more than sleep and exercise combined - yet there's been no innovation in this space. Our

Mike and I started Lumina because we believe the remote work transition is one of the most important things happening this decade. People are now spending 10 hours per day in their home office - more than sleep and exercise combined - yet there's been no innovation in this space. Our goal at Lumina is to reinvent the home office for the modern era of remote work.



Mike Xia Cofounder + CTO

Hardware and AI engineer by trade. MIT dropout. YC and 500 Startups alumni. Shipped 5M+ hardware at past companies.

We're building Nest for the home office. Beautifully designed, seamlessly integrated, powered by AI.


$3M run rate in 6 months,
growing 20% month-over-month
$300 K
$200 K
$100 K
0
OCT
NOV
DEC
JAN
FEB
MAR


Lumina is disrupting the
$50B+ home office market
Starting with webcams and expanding horizontally
$11.1b
2024
webcams
$45.2b
2024
other computer peripherals
Home Office

Lumina is building the **smart home office**

Beautifully designed

Seamlessly integrated

Powered by AI

The **home office** is more important than ever

- People are spending 10+ hours/day at their home office, more than anywhere else at home
- 75% of employees would prefer to work remotely even after the pandemic ends

But the home office is dominated by **legacy companies**

50+ year old manufacturers selling decade-old products

The most popular webcam (C920) was released in 2012

ASUS 33 yrs

logitech 41 yrs

DELL 38 yrs

LG 75 yrs

Panasonic 104 yrs

SONY 76 yrs

hp 83 yrs

SAMSUNG 84 yrs

The home office is the biggest market **yet to be modernized**

Temperature	Security	Exercise	Sleep	Work
nest	ring	PELOTON	EIGHT SLEEP	LUMINA

We've built the world's first **smart webcam**

"Much better than the Logitech Brio. I look 10 years younger!

Rajiv CEO @ Tandem"



4.61 / 5
rated from 2800+ beta Mac customers

35,000
calls logged each week on just our Mac beta

4 - 10
calls a day, made by majority of customers

Customers **love** their Lumina webcams


Check out what @michsoledesign has to say about the Lumina webcam
I WANTED A BETTER WEBCAM AND I FOUND THIS GEM

The secret ingredient: **our software app**

90%
of Lumina users install the app

55%
take 4 to 20 calls per day using the app

80%
use advanced AI software features

90%
software attach rate


LUMINA v0.0.5
Lighting Check
Custom 1
Saved
Exposure
Scene Manual
White Balance
Scene Manual
AWB - Red
38
AWB - Blue
38
Saturation
38
Open Preview
You're using: Lumina Plus Camera
Zoom
3


Blur
4

Our software app aims to be the **intelligence layer** for the home office


Webcam
Lights
Deck
zoom
Custom 1
Exposure
White Balance
AWB - Red
AWB - Blue
Saturation
Zoom
Blur
Lumina Studio App
Microphones
Chair
slack
Keyboard

Built by a team of **serial entrepreneurs**

Raymond Lei

Bootstrapped $100m+ co
Grew org to 300+ people
Berkeley dropout

Mike Xia

Y Combinator alumni
Shipped $5m+ hardware
MIT dropout

Backed by:

Eric Ries
Author of Lean Startup

Harpreet Rai
CEO of Oura Ring

Andy Hoang
CEO of Aviron Interactive


Join us in building the
smart home office